Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-149970, 333-149970-01 to 333-149970-08

CAPMARK FINANCIAL GROUP INC.

SUPPLEMENT NO. 7 TO
MARKET MAKING PROSPECTUS DATED
JULY 14, 2008

THE DATE OF THIS SUPPLEMENT IS NOVEMBER 6, 2008

On November 6, 2008, Capmark Financial Group Inc. filed the attached
Current Report on Form 8-K.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 5, 2008

CAPMARK FINANCIAL GROUP INC.
(Exact name of registrant as specified in its charter)

Nevada	333-146211	91-1902188
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

411 Borel Avenue, Suite 320 San Mateo, California		94402
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (650) 572-6600

Not applicable.
(Former names or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02                     Results of Operations and Financial Condition.

On November 5, 2008, Capmark Financial Group Inc. (the “Company”) issued a press release reporting its operating results for the third quarter of 2008, and the availability of the Company’s third quarter financial supplement on the Company’s Web site. Copies of the press release and the financial supplement are furnished as Exhibits 99.1 and 99.2 to this Current Report on Form 8-K and are hereby incorporated by reference in this Item 2.02.

On November 6, 2008, the Company will conduct a properly noticed conference call to discuss its results of operations for the third quarter of 2008 and to answer any questions raised by the call’s audience.

The information contained in this Current Report on Form 8-K, including the Exhibits attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 9.01                     Financial Statements and Exhibits.

(d) Exhibits

The exhibits listed below are being furnished with this Form 8-K:

Exhibit No.	Description
99.1	Press Release Announcing Operating Results for the Third Quarter of 2008
99.2	Financial Supplement for the Third Quarter of 2008

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Capmark Financial Group Inc.

/s/ GREGORY J. MCMANUS

Date: November 6, 2008	Name:	Gregory J. McManus
	Title:	Executive Vice President and Chief Financial Officer

3

Exhibit Index

Exhibit No.	Description
99.1	Press Release Announcing Operating Results for the Third Quarter of 2008
99.2	Financial Supplement for the Third Quarter of 2008

4

Exhibit 99.1

Capmark Financial Group Inc. Reports Third Quarter 2008 Operating Results

San Mateo, California – November 5, 2008

Capmark Financial Group Inc. (“Capmark”) today reported a net loss of $89.4 million for the quarter ended September 30, 2008 compared to net income of $26.6 million for the quarter ended September 30, 2007.  The operating results for the third quarter of 2008 were impacted by continued disruptions in the capital markets including pre-tax valuation losses on loans, investments and real estate of $187.1 million compared to pre-tax valuation losses of $81.3 million in the third quarter of 2007.

Company Highlights

Key highlights include:

•                  Readily available cash (excluding restricted cash and cash held by Capmark Bank) and borrowing capacity under Capmark’s revolving credit facility increased to $2.1 billion as of September 30, 2008 from $1.9 billion as of June 30, 2008.

•                  North American Servicing produced pre-tax income of $24.8 million in the quarter. Capmark’s global servicing portfolio was $363.2 billion as of September 30, 2008.

•                  North American Lending and Mortgage Banking had loan originations of $2.7 billion in the quarter, including agency, government-sponsored entity and correspondent loan originations of $2.0 billion.

•                  Total noninterest expenses were $173.9 million, a decrease of 21% from the third quarter of last year.

•                  Subsequent to the end of the third quarter, in response to volatile conditions in the credit markets, Capmark drew down substantially all of the remaining funds available under its $2.75 billion revolving credit facility.  Capmark also paid down $300.0 million of its bridge loan, with the remaining outstanding principal balance of approximately $800.0 million due in March 2009.

Consolidated Financial Review

Three Months Ended September 30, 2008

Capmark’s loss after income taxes totaled $89.4 million for the three months ended September 30, 2008 compared to net income of $26.6 million for the three months ended September 30, 2007. The current quarter results were negatively impacted by continued adverse market conditions that resulted in increased valuation losses on Capmark’s loans, investments and real estate, declines in fee and investment income, lower net interest income, and higher provision for loan losses, partially offset by a decline in noninterest expense.

Net interest income totaled $39.5 million for the three months ended September 30, 2008 compared to $82.1 million for the three months ended September 30, 2007. The decline was primarily due to increased spreads and fees on the issuance of long-term CDs at Capmark Bank and lower interest-earning assets. The decline in net interest income was partially offset by gains on certain interest rate hedges, which are included in noninterest income.

Capmark’s provision for loan losses totaled $39.7 million for the three months ended September 30, 2008 compared to $11.7 million for the three months ended September 30, 2007. The increase in the provision for loan losses reflects an overall increase in loans held for investment and an increase in impaired loans for which a specific allowance is recorded.

Net losses, a component of noninterest income, totaled $140.9 million for the three months ended September 30, 2008 compared to net losses of $65.4 million for the three months ended September 30, 2007. The decrease of $75.5 million in noninterest income reflects downward changes in fair value recognized on Capmark’s loans held for sale, investments and real estate portfolios. Net losses on loans, investments and real estate were partially offset by a gain of $27.5 million on the sale of interests in entities established to facilitate the defeasance of securitized loans for the three months ended September 30, 2008.

Fee and investment income was $180.1 million for the three months ended September 30, 2008 compared to $221.8 million for the three months ended September 30, 2007. The decrease of $41.7 million was largely due to reduced transaction volume, lower interest rates and lower income from equity investments in joint ventures and partnerships due to changes in valuation. The decrease was partially offset by an increase of $27.8 million in structuring fees and investment syndication income primarily due to a reduction in LIHTC loss reserves associated with the repeal of legislation in the third quarter of 2008 that previously required the posting of such reserves.

Noninterest expense was $173.9 million for the three months ended September 30, 2008 compared to $221.5 million for the three months ended September 30, 2007. The decrease of $47.6 million was primarily due to lower fixed and variable compensation expense related to the decline in operating results.

Nine Months Ended September 30, 2008

Capmark’s loss after income taxes totaled $290.8 million for the nine months ended September 30, 2008 compared to net income of $291.5 million for the nine months ended September 30, 2007.  The current year loss was mostly attributable to lower net interest income; higher provision for loan losses; and net losses on loans of $523.1 million, primarily resulting from downward changes in fair value on the portfolio of loans held for sale and losses on interests in European loans that were sold in April 2008, compared to net losses on loans of $18.8 million for the nine months ended September 30, 2007.

Net interest income totaled $153.2 million for the nine months ended September 30, 2008 compared to $240.6 million for the nine months ended September 30, 2007. The decline was primarily due to increased spreads and fees on the issuance of long-term CDs at Capmark Bank and lower interest-earning assets. The decline in net interest income was partially offset by gains on certain interest rate hedges, which are included in noninterest income.

Capmark’s provision for loan losses totaled $57.7 million for the nine months ended September 30, 2008 compared to $23.4 million for the nine months ended September 30, 2007. The increase

2

in the provision for loan losses reflects an overall increase in loans held for investment and an increase in impaired loans for which a specific allowance is recorded.

Net losses, a component of noninterest income, totaled $502.5 million for the nine months ended September 30, 2008 compared to net gains of $115.2 million in the same period of 2007. The decrease of $617.7 million in noninterest income reflects downward changes in fair value recognized on Capmark’s loans held for sale, investments and real estate portfolios, including losses on interests in European loans sold in April 2008. Net losses on loans, investments and real estate for the nine months ended September 30, 2008 were partially offset by gains of $38.7 million on the sale of interests in entities established to facilitate the defeasance of securitized loans and a $14.3 million gain on the repurchase and retirement of $100.0 million of Capmark’s outstanding floating rate senior notes in May 2008.

Fee and investment income was $464.5 million for the nine months ended September 30, 2008 compared to $728.8 million for the nine months ended September 30, 2007. The decrease of $264.3 million was largely due to lower income from equity investments in joint ventures and partnerships due changes in valuation from adverse market conditions in 2008. Fee and investment income also declined due to lower interest rates and reduced transaction volume and performance-based asset management fees earned in 2007 that were not achieved in the comparable period of 2008. This was partly offset by a $33.3 million increase in structuring fees and investment syndication income due to a reduction in LIHTC loss reserves associated with the repeal of legislation which required such reserves in the third quarter of 2008.

Noninterest expense was $582.5 million for the nine months ended September 30, 2008 compared to $646.5 million for the nine months ended September 30, 2007. The decrease of $64.0 million was primarily due to lower fixed and variable compensation expense related to the decline in operating results.

Liquidity

In the third quarter of 2008, Capmark continued to take actions to maintain sufficient liquidity to support its business operations including:

•                  managing the volume and mix of loan originations among product types to emphasize products with better liquidity and lower funding costs, including:

•                  originating loans for government-sponsored programs and third-parties of $2.0 billion in the third quarter and $6.3 billion for the nine months ended September 30, 2008; and

•                  originating proprietary loans of $0.7 billion in the third quarter and $1.9 billion for the nine months ended September 30, 2008, which were primarily funded by Capmark Bank; and

•                  producing net cash from operating activities of $0.8 billion in the third quarter.

Capmark has a consolidated debt structure that is predominately long-term with a weighted average remaining term to maturity of approximately 32 months.

3

Non-Capmark Bank highlights include:

•                  increasing readily available cash (excluding restricted cash and cash held by Capmark Bank) and available borrowing capacity under Capmark’s revolving credit facility to $2.1 billion as of September 30, 2008 from $1.9 billion as of June 30, 2008;

•                  generating approximately $1.0 billion of cash from repayments and sales of loans and other investments during the third quarter of 2008;

•                  paying down debt (excluding borrowings under the senior credit agreement) by approximately $300.0 million during the third quarter of 2008; and

•                  extending certain debt facilities with aggregate credit availability of approximately $200.0 million for additional terms in excess of two years.

Capmark Bank highlights include:

•                  increasing readily available cash and available borrowing capacity (excluding the revolving credit facility) to $2.9 billion as of September 30, 2008 from $2.0 billion as of June 30, 2008. In addition, escrow funds held in trust as of September 30, 2008 that were eligible for deposit in Capmark Bank were $1.1 billion;

•                  issuing $3.4 billion in CDs with a weighted average life of 22 months, which extended the weighted average remaining term to maturity of deposit liabilities from 13 months to 19 months;

•                  generating approximately $1.5 billion of cash from repayments and sales of loans and other investments during the third quarter of 2008; and

•                  maintaining capital strength with a total risk-based capital ratio of 13.6%.

The U.S. Treasury and the FDIC have initiated new programs designed to help restore liquidity to U.S. financial institutions, including the Capital Purchase Program, the Whole Loan Purchase Program and the Temporary Liquidity Guarantee Program.

Capmark is evaluating its eligibility for, and the potential benefits of, participating in these programs.  Based upon current guidance for these programs, Capmark Bank is eligible to participate in the FDIC Temporary Liquidity Guarantee Program and the Treasury Capital Purchase Program.  Capmark may apply to participate in certain of these programs to the extent it is eligible and it concludes that participation would be advantageous. However, there is no assurance that Capmark will be able to obtain any material benefits under these programs.

Asset Quality

As of September 30, 2008, Capmark’s held for investment loan portfolio was $8.0 billion, net of an allowance for loan losses totaling $69.4 million and fair value and other adjustments totaling $80.2 million as a result of prior valuation adjustments on loans transferred from held for sale designation.

As of September 30, 2008, Capmark’s held for sale loan portfolio was carried at a fair value of $5.0 billion representing an aggregate discount of approximately $450 million to the portfolio’s aggregate unpaid principal balance of $5.5 billion.

4

As of September 30, 2008, total reserves on the held for investment and held for sale portfolios (including allowance for loan losses and fair value and other adjustments) were 4.4% of the unpaid principal balance of the loan portfolio.

Selected loan portfolio information:

•                  As of September 30, 2008, Capmark’s loan portfolio totaled $13.1 billion, down from $14.7 billion as of December 31, 2007.

•                  The ratio of Capmark’s originated non-performing assets, net of specific reserves, to total assets was 1.4 % as of September 30, 2008 compared to 0.9% as of December 31, 2007.

•                  As of September 30, 2008, 95.9% of Capmark’s loan portfolio was comprised of first lien commercial mortgage loans with an average loan size of $9.0 million.

•                  As of September 30, 2008, Capmark had:

•                  total outstanding land loans of approximately $402.0 million, or 1.9% of total assets;

•                  total outstanding condominium loans of approximately $204.8 million, or 0.9% of total assets;

•                  approximately $129.3 million, or 0.6% of total assets, of fixed rate U.S. loans originated specifically for CMBS securitizations; and

•                  approximately $68.9 million, or 0.3% of total assets, of investment securities that have exposure to U.S. residential mortgage loans, inclusive of all subprime exposure.

5

Segment Condensed Financial Results

The following tables present unaudited selected summary financial information for each of Capmark’s six business segments and corporate and other (amounts in millions):

	(unaudited) Three months ended September 30,		(unaudited) Nine months ended September 30,
	2008	2007	2008	2007
Net Revenue:
North American Lending and Mortgage Banking	$15.9	$70.1	$135.9	$376.6
North American Investments and Funds Management	(2.3)	42.2	(11.1)	221.3
North American Servicing	73.1	100.9	220.4	300.4
Asian Operations	(52.3)	47.2	(31.3)	151.1
European Operations	(0.5)	(2.5)	(268.8)	104.6
North American Affordable Housing	31.8	6.5	33.3	53.6
Subtotal	65.7	264.4	78.4	1,207.6
Corporate and Other	(26.7)	(37.6)	(20.9)	(146.4)

Consolidated	$39.0	$226.8	$57.5	$1,061.2

(Loss) Income Before Income Taxes:

North American Lending and Mortgage Banking	$(19.5)	$(15.2)	$19.5	$153.8
North American Investments and Funds Management	(10.2)	28.3	(30.7)	145.4
North American Servicing	24.8	49.4	74.5	143.8
Asian Operations	(68.9)	34.8	(101.0)	88.8
European Operations	(6.5)	(12.3)	(297.8)	64.1
North American Affordable Housing	22.6	(3.9)	5.6	20.0
Subtotal	(57.7)	81.1	(329.9)	615.9
Corporate and Other	(62.6)	(46.2)	(140.8)	(156.8)

Consolidated	$(120.3)	$34.9	$(470.7)	$459.1

	(unaudited) September 30, 2008	(unaudited) December 31, 2007
Total Assets:
North American Lending and Mortgage Banking	$12,566.6	$12,159.8
North American Investments and Funds Management	1,007.1	1,050.6
North American Servicing	879.5	894.3
Asian Operations	2,742.2	2,789.0
European Operations	752.8	3,068.1
North American Affordable Housing	1,014.9	1,084.8
Subtotal	18,963.1	21,046.6
Corporate and Other	2,746.9	2,217.8

Consolidated	$21,710. 0	$23,264.4

6

Segment Analysis

Three Months Ended September 30, 2008

North American Lending and Mortgage Banking

Capmark’s North American Lending and Mortgage Banking segment incurred a loss before income taxes of $19.5 million for the three months ended September 30, 2008 compared to a loss before income taxes of $15.2 million for the three months ended September 30, 2007. The $4.3 million decline was driven primarily by lower noninterest income and higher provision for loan losses, partially offset by lower noninterest expense.

Noninterest income was a negative $38.0 million for the three months ended September 30, 2008 compared to a positive $0.4 million for the three months ended September 30, 2007. The $38.4 million decrease was driven by a reduction in placement fees and investment banking fees partially offset by a gain of $25.6 million on the sale of interests in entities established to facilitate the defeasance of securitized loans.

The provision for loan losses totaled $28.0 million for the three months ended September 30, 2008 compared to $12.0 million for the three months ended September 30, 2007. The $16.0 million increase was primarily due to an overall increase in loans held for investment and an increase in impaired loans for which a specific allowance is recorded.

Noninterest expense totaled $47.6 million for the three months ended September 30, 2008 compared to $91.4 million for the three months ended September 30, 2007. The $43.8 million decrease was primarily driven by a $30.8 million decline in compensation and benefits due to a reduction in incentive compensation related to a decline in loan originations and operating results. All other noninterest expense decreased $13.0 million primarily due to a reduction in loan origination activities.

North American Investments and Funds Management

Capmark’s North American Investments and Funds Management segment incurred a loss before income taxes of $10.2 million for the three months ended September 30, 2008 compared to income before income taxes of $28.3 million for the three months ended September 30, 2007. The $38.5 million decrease was primarily driven by a reduction in income from equity investments in joint ventures and partnerships due to downward changes in fair value of investment funds in which Capmark co-invests with third-party investors and nonrecurring gains from asset sales in the prior year, partly offset by lower noninterest expense.

Noninterest income was a negative $1.5 million for the three months ended September 30, 2008 compared to a positive $42.1 million for the three months ended September 30, 2007. The $43.6 million decrease was primarily the result of increased net losses and lower income from equity investments in joint ventures and partnerships. Capmark’s income from equity investments in joint ventures and partnerships includes the results of certain commingled funds that Capmark consolidates.

The three months ended September 30, 2007 included nonrecurring gains of $14.0 million resulting from the sale of Capmark’s former research division, Realpoint, and the remaining property held in another division. These divisions also produced operating income of $3.1 million in the prior period.

7

Noninterest expense totaled $7.7 million for the three months ended September 30, 2008 compared to $21.2 million for the three months ended September 30, 2007. The $13.5 million decrease was primarily due to a reduction in incentive compensation expense of $12.0 million related to the decline in operating results and a $1.9 million decrease in professional fees.

North American Servicing

Capmark’s North American Servicing segment reported income before income taxes of $24.8 million for the three months ended September 30, 2008 compared to $49.4 million for the three months ended September 30, 2007. The $24.6 million decrease was primarily driven by lower net interest income and noninterest income partly offset by lower noninterest expense.

Net interest income was a negative $3.6 million for the three months ended September 30, 2008 compared to a negative $0.2 million for the three months ended September 30, 2007.  The $3.4 million reduction in net interest income was primarily driven by lower interest rates.

Noninterest income totaled $76.7 million for the three months ended September 30, 2008 compared to $101.2 million for the three months ended September 30, 2007. The $24.5 million decrease was driven by lower trust fees, mortgage servicing fees, and other fees. Trust fees are interest rate sensitive and decreased $18.4 million due to the lower interest rate environment. Mortgage servicing fees decreased $5.9 million primarily as a result of lower assumption fees, which have declined as a result of fewer transactions due to adverse market conditions.

Noninterest expense totaled $48.3 million for the three months ended September 30, 2008 compared to $51.6 million for the three months ended September 30, 2007. The $3.3 million decrease was primarily driven by lower compensation and benefits.

Asian Operations

Capmark’s Asian Operations segment incurred a loss before income taxes of $68.9 million for the three months ended September 30, 2008 compared to income before income taxes of $34.8 million for the three months ended September 30, 2007. The $103.7 million decrease was driven primarily by real estate impairment charges of $53.7 million and downward changes in fair value of loans held for sale of $6.6 million in the third quarter of 2008.

Capmark continues to focus its efforts in Asia on managing and monetizing its existing loan and investment portfolios and managing its fee for services businesses. Capmark has reduced staffing levels in Asia to reflect the decreased level of lending and investment activity.

European Operations

Capmark’s European Operations segment incurred a loss before income taxes of $6.5 million for the three months ended September 30, 2008 compared to a loss before income taxes of $12.3 million for the three months ended September 30, 2007. The $5.8 million improvement was primarily due to lower fair value charges recognized on Capmark’s loan portfolio held for sale in Europe and a reduction in noninterest expense.

Capmark continues to focus its efforts in Europe on managing and monetizing its remaining loan assets and managing its fee for services businesses. Capmark has reduced staffing levels in Europe to reflect the smaller loan portfolio and reduced activity level.

8

North American Affordable Housing

Capmark’s North American Affordable Housing segment had income before income taxes of $22.6 million for the three months ended September 30, 2008 compared to a loss before income taxes of $3.9 million for the three months ended September 30, 2007. The $26.5 million increase was primarily attributable to an increase in noninterest income.

Noninterest income totaled $30.9 million for the three months ended September 30, 2008 compared to $4.3 million for the three months ended September 30, 2007. The $26.6 million improvement was primarily due to a $29.0 million reduction in LIHTC loss reserves due to the repeal of legislation in third quarter of 2008 that previously required the posting of such reserves, a $7.9 million reduction in losses related to LIHTC yield guarantees, and a $2.2 million increase in net real estate investment income on properties in which Capmark acquired the limited partnership interests in 2008, partially offset by $5.3 million of net losses in the third quarter of 2008 which resulted from impairments recognized on equity investments compared to $6.9 million of nonrecurring net gains on asset sales in the third quarter of 2007.

Conference Call and Supplemental Financial Information

Capmark will hold a conference call for investors to be broadcast live over the Internet on November 6, 2008 at 12:00 noon Eastern Standard Time regarding the topics addressed in this news release and the related financial supplement.  Investors can access a webcast (listen only) of the conference call via Capmark’s Web site by selecting “About Us” near the top center of the home page then “Investor Relations” from the drop-down menu and clicking on the third quarter webcast link.  To listen to the conference call, please go to the Web site at least fifteen minutes prior to the scheduled start time to download and install any necessary audio software.  For those who are unable to listen to the live broadcast, an archived replay will be available on the Web site under “Investor Relations” in the drop-down menu “About Us” for up to one year. Investors who have questions for Capmark management can participate in the conference call by dialing in to one of the following numbers:

•                  Toll Free: 877-407-0778

•                  International: 201-689-8565

The related financial supplement to accompany the conference call remarks may be found on the Web site under “Investor Relations” in the drop-down menu “About Us.”

About Capmark®:

Capmark is a diversified company that provides a broad range of financial services to investors in commercial real estate-related assets. Capmark has three core businesses: lending and mortgage banking, investments and funds management, and servicing. Capmark operates in North America, Europe and Asia.

Media Contact:	Investor Relations Contact:

Joyce Patterson	Bob Sullivan

215-328-3842	215-328-1329

Joyce.Patterson@capmark.com	Investor.relations@capmark.com

9

Forward-Looking Statements

Certain statements in this release may constitute forward-looking statements. These statements are based on management’s current expectations and beliefs but are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, among others, adverse changes in debt and capital markets conditions, which may adversely impact Capmark’s access to capital on acceptable terms or the value or salability of Capmark’s real estate related investments; interest rate and credit spread fluctuations; adverse changes in commercial real estate markets; changes in general economic and business conditions, which will, among other things, affect the amount Capmark may earn on products and services and the availability and credit worthiness of its customers; changes in applicable laws and regulations; risks posed by competition; currency risks and other risks associated with international markets.

Such forward-looking statements are made only as of the date of this release. Capmark expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Capmark’s expectations with regard thereto or changes in events, conditions, or circumstances on which any such statement is based.

10

CAPMARK FINANCIAL GROUP INC.

Condensed Consolidated Statement of Operations (Unaudited)

(in millions, except per share data)

	Three months ended September 30, 2008	Three months ended September 30, 2007
Net Interest Income
Interest income	$227.9	$329.1
Interest expense	188.4	247.0
Net interest income	39.5	82.1
Provision for loan losses	39.7	11.7
Net interest income after provision for loan losses	(0.2)	70.4
Noninterest Income
Net (losses)	(140.9)	(65.4)
Fee and investment income	180.1	221.8
Total noninterest income	39.2	156.4
Net Revenue	39.0	226.8
Noninterest Expense
Compensation and benefits	77.0	112.8
Other expenses	96.9	108.7
Total noninterest expense	173.9	221.5
(Loss) income before minority interest and income tax (benefit) provision	(134.9)	5.3
Minority interest income	14.6	29.6
(Loss) income before income tax (benefit) provision	(120.3)	34.9
Income tax (benefit) provision	(30.9)	8.3
Net (Loss) Income	$(89.4)	$26.6

Basic net (loss) income per share:
Net (loss) income per share	$(0.21)	$0.06
Weighted average shares outstanding	431.6	433.9

Diluted net (loss) income per share:
Net (loss) income per share	$(0.21)	$0.06
Weighted average shares outstanding	431.6	434.2

11

CAPMARK FINANCIAL GROUP INC.

Condensed Consolidated Statement of Operations (Unaudited)

 (in millions, except per share data)

	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Net Interest Income
Interest income	$741.7	$907.8
Interest expense	588.5	667.2
Net interest income	153.2	240.6
Provision for loan losses	57.7	23.4
Net interest income after provision for loan losses	95.5	217.2
Noninterest Income
Net (losses) gains	(502.5)	115.2
Fee and investment income	464.5	728.8
Total noninterest income	(38.0)	844.0
Net Revenue	57.5	1,061.2
Noninterest Expense
Compensation and benefits	243.1	321.3
Other expenses	339.4	325.2
Total noninterest expense	582.5	646.5
(Loss) income before minority interest and income tax (benefit) provision	(525.0)	414.7
Minority interest income	54.3	44.4
(Loss) income before income tax (benefit) provision	(470.7)	459.1
Income tax (benefit) provision	(179.9)	167.6
Net (Loss) Income	$(290.8)	$291.5

Basic net (loss) income per share:
Net (loss) income per share	$(0.67)	$0.67
Weighted average shares outstanding	432.3	433.0

Diluted net (loss) income per share:
Net (loss) income per share	$(0.67)	$0.67
Weighted average shares outstanding	432.3	433.1

12

CAPMARK FINANCIAL GROUP INC.

Condensed Consolidated Balance Sheet (Unaudited)

(in millions)

	September 30, 2008	December 31, 2007
Assets
Cash, cash equivalents, and restricted cash	$1,767.6	$1,436.8
Investment securities:
Trading	154.0	185.7
Available for sale	910.4	949.7
Loans held for sale	5,003.3	7,783.8
Loans held for investment, net of allowance for loan losses of $69.4 million as of September 30, 2008 and $28.8 million as of December 31, 2007	8,048.2	6,891.7
Real estate investments	1,788.4	1,748.6
Equity investments	1,744.1	1,984.1
Mortgage servicing rights	827.8	890.6
Other assets	1,466.2	1,393.4
Total assets	$21,710.0	$23,264.4

Liabilities and Stockholders’ Equity
Liabilities:
Short-term borrowings	$2,601.2	$3,832.6
Long-term borrowings	8,539.7	8,307.7
Deposit liabilities	5,970.5	5,552.6
Real estate syndication proceeds and related liabilities	1,307.9	1,563.2
Other liabilities	745.1	1,069.0
Total liabilities	19,164.4	20,325.1
Commitments and Contingent Liabilities	—	—
Minority Interest	266.1	330.2
Mezzanine Equity	94.3	102.4
Stockholders’ Equity:
Preferred Stock	—	—
Common Stock	0.4	0.4
Other stockholders’ equity	2,184.8	2,506.3
Total stockholders’ equity	2,185.2	2,506.7
Total liabilities and stockholders’ equity	$21,710.0	$23,264.4

13

Exhibit 99.2

CAPMARK FINANCIAL GROUP INC.

(“CAPMARK”)

Financial Supplement

THIRD QUARTER 2008

Table of Contents	Page #
Notice and Forward-Looking Statement Disclosure	2
Property Type Diversification	3
Geographic Diversification	4
Loan Vintage	5
Funded Loans and Unfunded Commitments	6
Weighted Average Loan To Value	7
Non-Performing Assets	8
Loan Originations	9
Adjusted Debt to Adjusted Equity Ratio (Non-GAAP)	10
Capmark’s Debt Ratings - Long Term and Short Term	11
Capmark’s Servicer Ratings	12
Capmark’s Global Servicing Portfolio	13
Capmark Investments’ Assets Under Management	14

Notice

All financial information included herein is unaudited.

The information should be read in conjunction with Capmark’s press release announcing its third quarter 2008 financial results issued November 5, 2008.  The information in this Financial Supplement speaks as of the respective dates set forth herein and Capmark disclaims any obligation to update this report after such dates.

Forward-Looking Statement Disclosure

Certain statements in this report may constitute forward-looking statements. These statements are based on management’s current expectations and beliefs but are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, among others, adverse changes in debt and capital markets conditions, which may adversely impact Capmark’s access to capital on acceptable terms or the value or salability of our real estate related investments; interest rate and credit spread fluctuations; adverse changes in commercial real estate markets; changes in general economic and business conditions, which will, among other things, affect the amount Capmark may earn on products and services and the availability and credit worthiness of its customers; changes in applicable laws and regulations; risks posed by competition; currency risks and other risks associated with international markets.

Such forward-looking statements are made only as of the date of this release. Capmark expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Capmark’s expectations with regard thereto or changes in events, conditions, or circumstances on which any such statement is based.

####

Property Type Diversification - Capmark’s Global Loan Portfolio(1) Dollars in Millions

	Property Type Diversification
	December 31, 2005						December 31, 2006
Property Type	Capmark Bank Loan Portfolio(2)%		Capmark Non- Bank Loan Portfolio	%	Capmark Total Loan Portfolio	%	Capmark Bank Loan Portfolio(2)%		Capmark Non- Bank Loan Portfolio	%	Capmark Total Loan Portfolio	%

Multifamily	$1,173.6	25.5%	$2,167.0	27.3%	$3,340.6	26.7%	$709.6	20.0%	$1,843.0	22.6%	$2,552.6	21.8%
Retail	727.4	15.8	1,029.0	13.0	1,756.4	14.0	526.3	14.8	1,297.0	15.9	1,823.3	15.6
Office	704.7	15.3	1,900.9	24.0	2,605.6	20.8	662.1	18.6	2,298.2	28.2	2,960.3	25.3
Hospitality	1,126.3	24.5	788.0	9.9	1,914.3	15.3	741.1	20.9	646.2	7.9	1,387.3	11.8
Healthcare	455.7	9.9	984.2	12.4	1,439.9	11.5	568.6	16.0	546.3	6.7	1,114.9	9.5
Mixed-Use(3),(4)	407.1	9.0	1,063.4	13.4	1,470.5	11.7	342.9	9.7	1,525.9	18.7	1,868.8	16.0
Other
Industrial
Land
Condominium		See note 4						See note 4
Golf Course
All Other

Total	$4,594.8	100.0%	$7,932.5	100.0%	$12,527.3	100.0%	$3,550.6	100.0%	$8,156.6	100.0%	$11,707.2	100.0%

Dollars in Millions

	Property Type Diversification
	December 31, 2007						September 30, 2008
Property Type	Capmark Bank Loan Portfolio(2)%		Capmark Non- Bank Loan Portfolio	%	Capmark Total Loan Portfolio	%	Capmark Bank Loan Portfolio(2)%		Capmark Non- Bank Loan Portfolio	%	Capmark Total Loan Portfolio	%

Multifamily	$1,326.5	20.6%	$1,501.8	18.2%	$2,828.3	19.2%	$1,770.6	22.0%	$1,177.0	23.3%	$2,947.6	22.5%
Retail	639.1	9.9	2,169.5	26.3	2,808.6	19.1	673.2	8.3	783.9	15.5	1,457.1	11.1
Office	1,436.0	22.3	1,616.1	19.6	3,052.1	20.8	1,663.4	20.6	980.0	19.4	2,643.4	20.1
Hospitality	1,254.5	19.5	303.6	3.7	1,558.1	10.6	1,786.4	22.2	255.1	5.0	2,041.5	15.6
Healthcare	1,130.3	17.5	481.4	5.8	1,611.7	11.0	1,274.0	15.8	460.3	9.1	1,734.3	13.2
Mixed-Use(3)	101.8	1.6	1,319.5	16.0	1,421.3	9.7	186.5	2.3	709.4	14.0	895.9	6.8
Other
Industrial	87.6	1.4	123.3	1.5	210.9	1.4	103.3	1.3	120.6	2.4	223.9	1.7
Land	139.5	2.2	273.8	3.3	413.3	2.8	112.8	1.4	289.2	5.7	402.0	3.1
Condominium	35.1	0.5	198.8	2.4	233.9	1.6	40.7	0.5	164.1	3.2	204.8	1.5
Golf Course	274.2	4.3	11.0	0.1	285.2	1.9	298.7	3.7	11.0	0.2	309.7	2.4
All Other	24.1	0.2	256.7	3.1	280.8	1.9	149.5	1.9	111.1	2.2	260.6	2.0

Total	$6,448.7	100.0%	$8,255.5	100.0%	$14,704.2	100.0%	$8,059.1	100.0%	$5,061.7	100.0%	$13,120.8	100.0%

(1)

Capmark’s loan portfolio consists of all loans (held for investment before allowance for loan losses and held for sale net of mark to market adjustments) reflected on Capmark’s consolidated balance sheet.

(2)	Capmark Bank loans consist only of loans owned by Capmark Bank, our Utah industrial bank subsidiary.
(3)	“Mixed-use” consists of loans secured by properties with more than one commercial real estate property type and loans secured by pools of mixed property types.
(4)	As of December 31, 2005 and 2006, “Mixed Use” includes the property types included in the “Other” heading.

Geographic Diversification - Capmark’s Global Loan Portfolio (1)

Dollars in Millions

	Geographic Diversification
	December 31, 2005
Location	Capmark Bank Loan Portfolio(2)%		Capmark Non- Bank Loan Portfolio	%	Capmark Total Loan Portfolio	%

Southern California	$479.0	10.4%	$964.0	12.2%	$1,443.0	11.5%
Metropolitan New York	352.2	7.7	364.7	4.6	716.9	5.7
Washington DC	270.3	5.9	287.2	3.6	557.5	4.5
Philadelphia	181.8	4.0	245.5	3.1	427.3	3.4
Northern California	94.2	2.0	271.0	3.4	365.2	2.9
Orlando	240.1	5.2	98.7	1.2	338.8	2.7
Dallas	86.1	1.9	175.3	2.2	261.4	2.1
Other - North America	2,891.1	62.9	2,938.8	37.0	5,829.9	46.5
Europe	—	—	1,773.3	22.4	1,773.3	14.2
Asia	—	—	814.0	10.3	814.0	6.5
Total	$4,594.8	100.0%	$7,932.5	100.0%	$12,527.3	100.0%

	Geographic Diversification
	December 31, 2006
Location	Capmark Bank Loan Portfolio(2)%		Capmark Non- Bank Loan Portfolio	%	Capmark Total Loan Portfolio	%

Southern California	$488.2	13.8%	$687.7	8.4%	$1,175.9	10.0%
Metropolitan New York	147.6	4.2	273.4	3.4	421.0	3.6
Washington DC	111.8	3.1	235.7	2.9	347.5	3.0
Boston	189.4	5.3	102.0	1.3	291.4	2.5
Phoenix	91.9	2.6	194.5	2.4	286.4	2.4
London	—	0.0	276.1	3.4	276.1	2.4
Dallas	92.1	2.6	166.5	2.0	258.6	2.2
Other - North America	2,429.6	68.4	2,761.6	33.8	5,191.2	44.3
Europe - Other	—	—	2,547.3	31.2	2,547.3	21.8
Asia	—	—	911.8	11.2	911.8	7.8
Total	$3,550.6	100.0%	$8,156.6	100.0%	$11,707.2	100.0%

Dollars in Millions

	Geographic Diversification
	December 31, 2007
Location	Capmark Bank Loan Portfolio(2)%		Capmark Non- Bank Loan Portfolio	%	Capmark Total Loan Portfolio	%

Southern California	$618.4	9.6%	$547.8	6.6%	$1,166.2	7.9%
Metropolitan NY	415.9	6.4	255.1	3.1	671.0	4.6
Phoenix	266.1	4.1	307.7	3.7	573.8	3.9
Washington DC	264.0	4.1	279.3	3.4	543.3	3.7
Dallas	308.6	4.8	158.6	1.9	467.2	3.2
Atlanta	256.1	4.0	155.4	1.9	411.5	2.8
Philadelphia	318.5	4.9	67.0	0.8	385.5	2.6
Other - North America	4,001.1	62.1	2,638.1	32.0	6,639.2	45.2
Europe	—	—	3,036.4	36.8	3,036.4	20.6
Asia	—	—	810.1	9.8	810.1	5.5
Total	$6,448.7	100.0%	$8,255.5	100.0%	$14,704.2	100.0%

	Geographic Diversification
	September 30, 2008
Location	Capmark Bank Loan Portfolio(2)%		Capmark Non- Bank Loan Portfolio	%	Capmark Total Loan Portfolio	%

Southern California	$679.1	8.4%	$549.3	10.9%	$1,228.4	9.4%
Metropolitan NY	476.4	5.9	277.9	5.5	754.3	5.7
Phoenix	346.9	4.3	310.3	6.1	657.2	5.0
Washington DC	296.8	3.7	264.8	5.2	561.6	4.3
Philadelphia	425.4	5.3	66.9	1.3	492.3	3.8
Dallas	396.4	4.9	87.1	1.7	483.5	3.7
San Francisco	378.1	4.7	58.2	1.2	436.3	3.3
Other - North America(3)	5,060.0	62.8	1,913.3	37.8	6,973.3	53.1
Europe(4)	—	—	789.2	15.6	789.2	6.0
Asia	—	—	744.7	14.7	744.7	5.7
Total	$8,059.1	100.0%	$5,061.7	100.0%	$13,120.8	100.0%

(1)

Capmark’s loan portfolio consists of all loans (held for investment before allowance for loan losses and held for sale net of mark to market adjustments) reflected on Capmark's consolidated balance sheet.

(2)	Capmark Bank loans consist only of loans owned by Capmark Bank, our Utah industrial bank subsidiary.
(3)	No one location represents more than 3.29% of the total portfolio.
(4)	Non-Bank amount includes $234.6 million of assets related to certain securitizations that are required under GAAP rules to be consolidated on Capmark’s balance sheet.

Loan Vintage - Capmark’s Global Loan Portfolio (1) Dollars in Millions

	Loan Diversification by Origination Vintage
	December 31, 2007		September 30, 2008
Vintage Year	Loan Portfolio (3)%		Loan Portfolio (3)%

2008	$—	—%	$2,065.2	15.7%
2007	9,131.0	62.2	6,856.0	52.3
2006	3,697.2	25.1	2,853.0	21.7
2005	1,133.0	7.7	778.7	5.9
2004	202.2	1.4	144.3	1.1
2003 & Prior	182.4	1.2	114.8	0.9
Acquired Non-Performing Loans (2)	358.4	2.4	308.8	2.4

Totals	$14,704.2	100.0%	$13,120.8	100.0%

(1)

Capmark’s loan portfolio consists of all loans (held for investment before allowance for loan losses and held for sale net of mark to market adjustments) reflected on Capmark’s consolidated balance sheet.

(2)	Acquired non-performing loans are not assigned a vintage year.
(3)	Unpaid principal balance less the amount of any market valuation adjustments and other discounts to carrying value.

Summary of Funded Loans / Unfunded Commitments - Capmark’s Global Loan Portfolio (1) Dollars in Millions

	Portfolio as of September 30, 2008
	Carrying Value (3)	% of Funded Total	Unfunded Commitment	Total Outstanding Commitment	Unfunded Commitment as of June 30, 2008
Capmark Bank Loans (2)
Agency	$441.5	5.5%	$56.3	$497.8	$66.5
Construction	1,035.6	12.9	826.1	1,861.7	993.2
Property Type(4)
Office	1,575.9	19.6	352.6	1,928.5	372.2
Multifamily	1,243.6	15.4	104.3	1,347.9	130.0
Retail	467.9	5.8	78.9	546.8	84.0
All Other	3,294.6	40.8	122.8	3,417.4	99.6

Total Capmark Bank Loans	$8,059.1	100.0%	$1,541.0	$9,600.1	$1,745.5

Non-Capmark Bank Loans
Agency	$47.0	0.9%	$—	$47.0	$—
Construction	331.4	6.5	189.5	520.9	277.9
Property Type(4)
Office	979.9	19.4	120.2	1,100.1	155.5
Multifamily	1,056.4	20.9	235.7	1,292.1	238.8
Retail	762.5	15.1	25.4	787.9	30.1
All Other	1,884.5	37.2	454.5	2,339.0	501.0

Total Non-Capmark Bank Loans	$5,061.7	100.0%	$1,025.3	$6,087.0	$1,203.3

Total Capmark Loans
Agency	$488.5	3.7%	$56.3	$544.8	$66.5
Construction	1,367.0	10.4	1,015.6	2,382.6	1,271.1
Property Type(4)
Office	2,555.8	19.5	472.8	3,028.6	527.7
Multifamily	2,300.0	17.5	340.0	2,640.0	368.8
Retail	1,230.4	9.4	104.3	1,334.7	114.1
All Other	5,179.1	39.5	577.3	5,756.4	600.6

Total Capmark Loans	$13,120.8	100.0%	$2,566.3	$15,687.1	$2,948.8

Dollars in Millions

Loan Portfolio (1)	Total Unfunded Commitment

September 30, 2008	$2,566.3

June 30, 2008	$2,948.8

March 31, 2008	$3,599.9

December 31, 2007	$3,964.2

(1)

Capmark’s loan portfolio consists of all loans (held for investment before allowance for loan losses and held for sale net of mark to market adjustments) reflected on Capmark’s consolidated balance sheet.

(2)	Capmark Bank loans consist only of loans owned by Capmark Bank, our Utah industrial bank subsidiary.
(3)	Unpaid principal balance less the amount of any market valuation adjustments and other discounts to carrying value.
(4)	Property types for Agency and Construction loans are not presented in this table. For more information on property type diversification see page 3.

Weighted Average Loan To Value - Capmark’s Global Loan Portfolio

	December 31,		March 31,	June 30,	Sept. 30,
Loan To Value (LTV) statistics(1)	2006	2007	2008	2008	2008
WA Loan to Value (%) - Capmark Non-Bank Loan Portfolio	70.9%	73.9%	72.3%	68.6%	70.6%
WA Loan to Value (%) - Capmark Bank Loan Portfolio	65.5%	66.2%	65.2%	66.2%	66.6%
WA Loan to Value (%) - All Loans	69.2%	70.4%	68.9%	67.2%	68.1%

(1)

Collateral values used for determination of weighted average LTV are derived from appraisals at the time of the origination of a loan or any subsequent appraisal ordered and received by Capmark.   For property-repositioning and construction financings, the LTV percentages are typically based on the total commitment amount inclusive of future funding and a projected, appraised future stabilized value.

Non-Performing Assets - Capmark’s Global Loan Portfolio

	Non-Performing Asset Statistics
Dollars in Millions	December 31,			March 31,	June 30,	Sept. 30,
Non-Performing Assets (1)	2005	2006	2007	2008	2008	2008

Number of Loans	20	21	22	22	22	35
Gross unpaid principal balance	$179.6	$214.5	$259.3	$288.8	$346.8	$455.9
Basis adjustments before allowance for loan losses (2)	(44.9)	(52.6)	(50.9)	(74.1)	(104.9)	(112.6)
Specifically assigned allowance for loan losses	(20.9)	(55.5)	(6.9)	(13.4)	(16.0)	(33.4)
Carrying value	$113.8	$106.4	$201.5	$201.3	$225.9	$309.9
Ratio of non-performing assets to total loans and foreclosed real estate (3)	0.9%	0.9%	1.4%	1.3%	1.7%	2.4%
Carrying value as a percentage of total assets	0.6%	0.5%	0.9%	0.9%	1.1%	1.4%

Capmark’s historic loss severity on resolved non-performing loans from 2003 through September 30, 2008 was 30.25%.

(1)

Non-performing assets include all originated loans on non-accrual status and foreclosed real estate collateral.  Non-performing assets do not include any non-performing loans acquired for investment purposes.

(2)	Basis adjustments include valuation charges, impacts from pushdown accounting, and other discounts to carrying value.
(3)

This ratio represents our ‘‘Non-Performing Assets’’ divided by our total loans (performing and non-performing) and real estate acquired through foreclosure on originated loans as of that period.  All non-performing assets are assigned and allocated a specific allowance for loan losses. Non-performing assets are reported net of their actual specific reserves.

Loan Origination - Capmark’s Global Loan Portfolio

The following table presents information concerning the volume of loans originated by Capmark by type of lending during the periods indicated.

Dollars in Millions

Loan Origination Statistics

	Year Ended December 31,
	2005		2006		2007
Lending Type	Loan Commitment Amount	%	Loan Commitment Amount	%	Loan Commitment Amount	%

Capmark Bank (US Only)	$5,914.0	19.8%	$4,962.7	16.6%	$8,928.2	30.6%
Capmark Non-Bank(1)	10,449.0	35.1	11,904.8	39.9	7,551.3	25.8
GSE and Agency Lending	3,347.3	11.2	3,316.5	11.1	5,535.2	18.9
Third-Party	10,094.3	33.9	9,681.2	32.4	7,208.2	24.7
Total	$29,804.6	100.0%	$29,865.2	100.0%	$29,222.9	100.0%

Dollars in Millions

	Quarter Ended September 30,				Year to Date September 30,
	2007		2008		2007		2008
Lending Type	Loan Commitment Amount	%	Loan Commitment Amount	%	Loan Commitment Amount	%	Loan Commitment Amount	%

Capmark Bank (US Only)	$2,404.1	27.9%	$521.1	19.7%	$8,011.6	31.8%	$1,529.1	18.7%
Capmark Non-Bank(1)	2,137.3	24.8	138.4	5.2	7,169.2	28.4	365.1	4.5
GSE and Agency Lending	1,406.8	16.3	1,219.6	46.0	3,986.9	15.8	4,199.4	51.4
Third-Party	2,669.2	31.0	771.3	29.1	6,038.2	24.0	2,074.2	25.4
Total	$8,617.4	100.0%	$2,650.4	100.0%	$25,205.9	100.0%	$8,167.8	100.0%

(1)	Capmark Non-bank includes all Capmark loan originations other than loans categorized as GSE and Agency Lending and originations by Capmark Bank, our Utah industrial bank subsidiary.

Adjusted Debt To Adjusted Equity Ratio (Non-GAAP) Consolidated Financial Statements

Dollars in Millions

	December 31,						March 31,		June 30,		September 30,
Adjusted Non-GAAP Debt to Equity Ratio Components	2005		2006		2007		2008		2008		2008

Total indebtedness (GAAP)	$15,788		$15,276		$17,693		$18,555		$16,520		$17,111
Less:
Junior subordinated debentures	—		250		250		250		250		250
Collateralized borrowings in securitization trusts	1,232		1,477		261		262		256		233
Consolidated LIHTC partnership debt	196		324		336		302		227		207
Adjusted debt (Non-GAAP)	$14,360		$13,225		$16,846		$17,741		$15,787		$16,421

Total stockholders’ equity (GAAP)	$1,997		$2,229		$2,507		$2,280		$2,287		$2,185
Plus:
Trust preferred securities	—		250		250		250		250		250
Mezzanine equity	—		102		102		101		96		94
Adjusted equity (Non-GAAP)	$1,997		$2,581		$2,859		$2,631		$2,633		$2,529

Debt to equity ratio (GAAP)	7.9	x	6.9	x	7.1	x	8.1	x	7.2	x	7.8	x
Adjusted debt to adjusted equity ratio (Non-GAAP)	7.2	x	5.1	x	5.9	x	6.7	x	6.0	x	6.5	x

Cash (excluding restricted cash)	$346		$324		$1,204		$883		$726		$1,601

Our ratio of adjusted debt to adjusted equity is a non-GAAP financial measure that our management uses to evaluate the degree of financial leverage present in our capital structure. Our measure may not be comparable to measurements used by other companies, including other finance companies, and should not be considered as a substitute for, or an alternative to, a ratio of total indebtedness to total stockholders’ equity calculated on a GAAP basis. Our GAAP debt to equity ratio is the ratio of our total indebtedness to total stockholders’ equity.

In calculating adjusted debt for purposes of this non-GAAP ratio, we adjust GAAP total indebtedness to reflect the exclusion of the junior subordinated debentures underlying the trust preferred securities issued by Capmark Trust and the portion of our indebtedness relating to securitization transactions and indebtedness related to certain Low Income Housing Tax Credit (LIHTC) partnership interests, which is required to be consolidated under GAAP but is not considered to be indebtedness under our senior credit facilities.

In calculating adjusted equity for purposes of this non-GAAP ratio, we adjust GAAP total stockholders’ equity to reflect the inclusion of the trust preferred securities issued by Capmark Trust and the mezzanine equity we issued to our employees and directors, which are commonly considered by investors and rating agencies to be components of equity.

Capmark’s Debt Ratings - Long Term And Short Term

The following table presents the credit ratings and ratings outlook assigned to our unsecured indebtedness by Moody’s, S&P and Fitch as of the date of this report. Credit ratings are opinions of a rated entity’s ability to meet its ongoing obligations. Credit ratings are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by the assigning rating agency. Each agency’s rating should be evaluated independently of any other agency’s rating.

Ratings as of November 5, 2008

Long-Term Senior Unsecured Debt Ratings

	Rating	Outlook

Standard & Poor’s	BBB-	Stable

Moody’s	Baa3	Negative

Fitch Ratings	BBB-	Negative

Short-Term Senior Unsecured Debt Ratings

	Rating	Outlook

Standard & Poor’s	A3	Stable

Moody’s (1)	—	—

Fitch Ratings	F3	Negative

(1) Moody’s does not rate our short term senior unsecured debt

Capmark’s Servicer Ratings

Ratings as of November 5, 2008

U.S. primary servicing

(1)	Standard & Poor’s	Strong

(2)	Fitch Ratings	CPS1-

(3)	DBRS	Superior

U.S. master servicing

(1)	Standard & Poor’s	Strong

(2)	Fitch Ratings	CMS1-

(3)	DBRS	Superior

U.S. special servicing

(1)	Standard & Poor’s	Strong

(2)	Fitch Ratings	CSS1

(3)	DBRS	Not Rated

UK / Ireland primary/master servicing

(1)	Standard & Poor’s	Strong

(2)	Fitch Ratings	CPS1-

(3)	DBRS	Superior

UK / Ireland special servicing

(1)	Standard & Poor’s	Strong

(2)	Fitch Ratings	CSS2+

(3)	DBRS	Not Rated

(1)	“Strong” is the highest of five ratings given by S&P to servicing companies.

(2)

Companies with a level “1” rating, the highest category of rating given a servicer of a commercial real estate transaction by Fitch, are expected to have all areas of their company operating at “top efficiency and productivity” and must have “proven abilities and performance of the highest standards.”

(3)	“Superior” is the highest of four ratings given by DBRS to servicing companies.

Capmark’s Global Servicing Portfolio

Dollars in Millions

	December 31,
Servicing Portfolio	2005		2006		2007
	# of Loans	UPB	# of Loans	UPB	# of Loans	UPB
Master / Primary / Special	15,515	$62,318	13,881	$57,888	12,797	$75,779
Master / Primary	38,376	168,342	38,716	215,400	37,381	261,175
Special	6,103	45,310	5,529	37,620	4,994	34,776

Total	59,994	$275,970	58,126	$310,908	55,172	$371,730

Originated	8,987	$68,338	9,551	$80,290	9,514	$91,927
Acquired	29,307	166,702	28,540	187,536	27,100	234,163
Contracted	21,700	40,930	20,035	43,082	18,558	45,640

Total	59,994	$275,970	58,126	$310,908	55,172	$371,730

Dollars in Millions

	September 30,
Servicing Portfolio	2007		2008
	# of Loans	UPB	# of Loans	UPB
Master / Primary / Special	13,152	$71,615	11,273	$71,620
Master / Primary	38,361	255,783	35,585	264,778
Special	5,134	35,481	3,937	26,774

Total	56,647	$362,879	50,795	$363,172

Originated	9,603	$92,372	9,496	$92,814
Acquired	27,335	227,973	23,390	$219,427
Contracted	19,709	42,534	17,909	$50,931

Total	56,647	$362,879	50,795	$363,172

Capmark Investments’ Assets Under Management

	December 31,			September 30,
Dollars in Millions (1)	2005	2006	2007	2008

Proprietary Investments:
Real estate equity	$398.8	$232.1	$191.8	$184.5
CMBS: below investment grade	192.0	224.7	76.5	50.5
CMBS: investment grade	22.4	19.3	8.8	19.3
ABS	—	34.4	2.6	—
Whole loans	122.0	48.2	47.5	52.1
Mezzanine debt	—	—	64.4	81.1
Commercial discount loans	—	—	5.5	4.6
CDOs	124.6	65.9	66.9	46.1
Funds invested in real estate equity	191.3	286.1	422.2	426.6
Funds invested in real estate debt instruments	39.9	78.9	100.1	89.4

Subtotal Proprietary Investments	1,091.0	989.6	986.3	954.2

Third Party Investments	8,624.1	8,799.3	9,328.2	8,818.6

Total Assets Under Management	$9,715.1	$9,788.9	$10,314.5	$9,772.8

Number of Clients	41	33	35	33

(1)     Amounts are subject to change based on the receipt of financial information for the underlying investments subsequent to the completion of the financial reports for the applicable period.